UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 333-130286
CUSIP Number:  185635 10 9

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Clenergen Corporation

Full name of registrant:

Former name if applicable:

Bath House
8 Chapel Place
Rivington Road

Address of principal executive office (Street and number):

London, United Kingdon EC2A 3DQ

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is in the process of completing the acquisition of two entities with operations and based in India and the commencement of the process of integrating the operations and administrative functions of such entities with the operations and administrative functions of the registrant.  Such activities has caused the limited personnel of the registrant to devote their efforts towards such acquisitions and integration processes that would otherwise have been devoted to the preparation of the subject Form 10-K.  This has resulted in the registrant’s inability to file the registrant’s Form 10-K for the fiscal year ended October 31, 2010 by the prescribed filing date (without giving effect to the extension of time made available by the filing of this Form 12b-25) without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark L.M. Quinn	+44(0)	20773900289
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates reporting an operating loss of approximately $36 million and a net loss of $37 million on revenues of $217,000 for the fiscal year ended October 31, 2010, as compared to an operating loss of $1,072,695 and a net loss of $1,072,695 on zero revenues for the fiscal year ended October 31, 2009.

Clenergen Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Clenergen Corporation

Date: January 31, 2011	By:	/s/ Mark Quinn
Mark Quinn
Executive Chairman